February 3, 2010

United States Securities and Exchange Commission
Att: Ryan Rohn
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C 20549-4561

Re:          The Estate Vault Inc.
Item 4.02 Form 8K
Filed January 28, 2010
File No. 000-53444

Dear Mr. Rohn,

Please find below the answers to your questions sent to me on February 1, 2010. Our intention is working closely with you to bring these matters to a timely conclusion and would like your input prior to our filing. I will contact you as soon as I have the restated Form 8-K for your input.

#1) We are in the process of filing all reports and hope to have them completed in the next 3 weeks.   If for any unforeseen reason we can’t file these reports by then we will file all the necessary Form 12b-25’s.

#2) Form 8k has been revised as requested.

#3) Form 8K has been revised to correct the period ending and form types as requested.

#4) Form 8 K has been revised to reflect that the reason our previously issued financial statements should no longer be relied upon is because they did not convert transactions originally recorded in Canadian dollars into US Dollars and therefore were inaccurate.

#5) As our accountants were reviewing the 10 Q for period ending May 31, 2009 they uncovered the error and hence the reason for restatement of the financials

#6) We intend to file restated financial statements for the Year ended November 30, 2008 and three month period ended February 28, 2009 within the next 30 days, and our auditors are currently in the process of reviewing the same.

#7) We will provide clarification on the restated Form 10 K as requested.

#8) Form 8k has been revised as requested.

Exhibit 99.1)The accountants letter has been revised to correct the typographical error.

Furthermore the company hereby acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Boyd Soussana
CEO
The Estate Vault, Inc.